  [WFAF Letterhead]

July 3, 2012

VIA EDGAR CORRESPONDENCE

Howard Hallock
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC  20549

RE:      Response to Comments on POS AMI filings, filed January 27, 2012

Asset Allocation Trust (the “Trust”)

                        File No. 811-21806

Dear Mr. Hallock:

Thank you for your verbal comments and suggestions received on March 9, 2012 to the Trust’s POS AMI filings made on January 27, 2012 pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”).    Please note the following responses:

Part A Comments

Item 6: Purchase and Sale of Fund Shares:

Comment 1:    You noted that it would be appropriate to include in this section language indicating that Wells Fargo Advantage Asset Allocation Fund is the Trust’s sole shareholder.

Response 1:     We will add the following language to this section in the Trust’s next POSAMI filing:

“Wells Fargo Advantage Asset Allocation Fund (“Asset Allocation Fund”) is currently the Trust’s sole shareholder, although one or more additional investors may invest in the Trust in the future. There are no restrictions on trading by Asset Allocation Fund in shares of the Trust.”

Item 9: Principal Investments Strategies:

Comment 2:    You noted that the description of the underlying funds in which the Trust invests mentions U.S. equity funds, fixed income funds and international equity funds, but does not describe the asset category represented by the three additional funds listed in the strategy. For clarity, you have asked that we describe the asset category represented by these additional underlying funds.

Response 2:     We will revise the principal investment strategies to include the underlined language as follows:

“The underlying funds in which the Trust invests primarily consist of GMO U.S. Equity Funds, GMO Fixed Income Funds, GMO International Equity Funds (including one or more of GMO’s emerging markets funds), and GMO funds representing investments in other alternative asset classes (GMO Alpha Only Fund, GMO Resources Fund, and GMO Special Situations Fund), all offered through separate prospectuses or private placement memoranda.”

Comment 3:    You asked whether the following language describes a principal investment strategy for the Trust, and noted that if it does not describe a principal investment strategy, it should be located elsewhere in the registration statement:

                        “In addition, the Trust may hold securities (particularly asset-backed securities) directly or through one or more subsidiaries or other entities.”

Response 3:     The Trust no longer includes this policy as a principal investment strategy. We will move the disclosure to Part B of the Trust’s registration statement.

Comment 4:    You noted that, while the Trust includes “Derivatives Risk” among its principal investment risks, there is no reference to derivatives within the Trust’s principal investment strategy. You suggested adding language about derivatives to the Trust’s principal investment strategies as appropriate.

Response 4:     We will revise the principal investment strategies to include the underlined language as follows:

“The Trust invests primarily in GMO-managed mutual funds (each a “Fund” or “GMO Fund”, collectively, the “underlying funds”) and may be exposed to foreign and U.S. equity investments (which may include emerging country equities, both growth and value style equities and equities of any market capitalization), U.S. and foreign fixed income securities (including asset-backed securities and other fixed income securities of any credit quality and having any maturity or duration), and, from time to time, other alternative asset classes. The underlying funds may gain their investment exposures directly or through investment in derivatives and/or other Funds.”

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We make the following representations to you:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate filing a POS AMI filing on or around July 6, 2012 that reflects changes made in response to your comments and makes other non-material changes. Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

/s/ Maureen E. Towle

Senior Counsel